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                           November 8, 2021

       Brian T. Olsavsky
       Chief Financial Officer
       Amazon.com, Inc.
       410 Terry Avenue North
       Seattle, WA 98109

                                                        Re: Amazon.com, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Response dated
October 21, 2021
                                                            File No. 000-22513

       Dear Mr. Olsavsky:

              We have reviewed your October 21, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 23, 2021 letter.

       Form 10-K for Fiscal Year Ended December 31, 2020

       General

   1. Your response to comment 2 indicates that your capital expenditures and compliance costs related to your journey
to becoming net-zero carbon by 2040 have not been material.
                                                        Please explain in
further detail how you determined that such capital expenditures were not material and
quantify the amounts incurred. Your response should address your sustainability
initiatives in addition to your investments in renewable energy. With respect to compliance
costs, please explain how you determined that the Federal Energy
                                                        Regulatory Commission
licensing fees are not material and quantify any costs necessary for you to make certain
that your operations and assets comply with environmental laws or regulations.
 Brian T. Olsavsky
FirstName  LastNameBrian  T. Olsavsky
Amazon.com,    Inc.
Comapany 8,
November   NameAmazon.com,
              2021            Inc.
November
Page 2     8, 2021 Page 2
FirstName LastName
2. Your response to comment 3 indicates that while you do address demand for goods and services that result in lower emissions through many aspects of your operations, you have not identified trends in product demand attributable to climate-related regulation or business trends, or competitive pressure arising from lower emission product offerings, that are material to your operations or financial results. Please provide additional detail on how you determined that such regulation or business trends were not material.
3. With respect to reputational concerns related to operations or products that produce greenhouse gas emissions, please explain how you determined that you have not seen material effects on, or material trends affecting, your operations or financial results, as stated in your response to prior comment 3. Your response should more clearly explain how you considered providing disclosure regarding climate change as a factor that could affect your reputation or brand image.
4. Your response to comment 4 points to certain risk factors that you disclosed in your 2020
         Form 10-K. However, it does not appear that you have provided disclosure regarding the effects of transition risks related to climate change. Please revise to provide disclosure that specifically addresses transition risks, such as those noted in your response, and explains how such transition risks may impact your business, financial condition, and results of operations.
       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Mark Hoffman